UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 6, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ViroPharma Incorporated

File No. 000-21699 - CF# 27992

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ViroPharma Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 28, 2012, as amended.

Based on representations by ViroPharma Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.58	through December 15, 2017
Exhibit 10.60	through December 15, 2017
Exhibit 10.61	through December 31, 2017
Exhibit 10.62	through June 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel